Exhibit 99.1

For Immediate Release

January 16, 2008

DRAXIS Share Buyback Approved by TSX

Montreal, Quebec, January 16, 2008 — DRAXIS Health Inc, (TSX: DAX) (NASDAQ: DRAX) has received approval from the Toronto Stock Exchange (TSX) for its previously announced Normal Course Issuer Bid (NCIB) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.  As at January 14, 2008, 42,062,538 common shares of DRAXIS were issued and outstanding.

Purchases may begin on January 21, 2008 and the bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares.  All shares will be purchased through the facilities of the TSX and will be cancelled.  During the previous twelve months, DRAXIS purchased 130,100 of its common shares at an average price of CDN$5.21 under a previous NCIB.

The Board of Directors of DRAXIS believes that the underlying value of DRAXIS is not reflected in the current market price of its common shares, and may not be so reflected at certain times during the course of the NCIB, and has thus concluded that the repurchase of common shares pursuant to the proposed NCIB presently constitutes an appropriate use of financial resources and would be in the best interest of shareholders.

Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.  DRAXIS will make no purchases of common shares other than open market purchases which may be made during the period that the NCIB is outstanding.  Subject to any block purchases made in accordance with the rules of the TSX, DRAXIS will be subject to a daily repurchase restriction of 23,084 common shares, which represent 25% of the average daily trading volume of DRAXIS’ common shares on the TSX for the 6 months ended December 31, 2007.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams.  Non-sterile products are produced as solid oral and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division.  DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” in the Company’s MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at January 15, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston,
Executive Director, Investor Relations
Tel:	877-441-1984